Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: SAVING SHARE HOLDERS’ MEETING SUMMONED

Torino, Milano, 26th March 2007 – The Common Representative of the saving share holders - upon request of a shareholder representing at least 1% of the saving share capital - has summoned the Special Meeting of saving share holders which will be held on 30th April 2007 on first call and, if necessary, on 2nd May 2007 on second call and on 4th May 2007 on third call.

The agenda of the meeting is the following:

1.     information on the expediency of commencing the conversion of non-convertible saving shares into ordinary shares in the Company on an obligatory equal basis. Related and consequent resolutions;

2.     attribution to the Common Representative of the share holders in non-convertible savings of the responsibility to present to the company bodies a formal request to call an Extraordinary Meeting and subsequent Special Meeting according to the law, on the conversion of circulating non-convertible saving shares in the company Intesa Sanpaolo S.p.A. into an equal number of ordinary shares with the same characteristics as the ordinary shares currently in circulation. Related and consequent resolutions.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com
www.intesasanpaolo.com